SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*

                              METALCLAD CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    591142203
                                 (CUSIP Number)

     James R. McGoogan, PO Box 1988, Palm City, FL 34991-6938, 561-220-4333
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 4, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

   Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))





   CUSIP No. 591142203             13D             Page 3 of 7 pages
   -----------------------------------------------------------------

   1.  Name of Reporting Company:
       I.R.S. Identification No. of above Company:

           Bradley Resources Company
           16-1224523

   2.  Check the appropriate box if a member of a group*:  (a) ____  (b)   X


   3.  SEC USE ONLY

   4.  Source of Funds*:   WC

   5. Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e): _____

   6.  Citizenship or place of organization:

           Organized under the laws of the State of New York

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   7.  Sole voting power:

   8.  Shared voting power:  318,170

   9.  Sole dispositive power:

   10. Shared dispositive power:  318,170

   11. Aggregate amount beneficially owned by each reporting person: 317,670

   12. Check box if the aggregate amount in row (11) excludes
       certain shares*:   _____

   13. Percent of class represented by amount in row (11):  7.93

   14. Type of reporting person*:  PN





   CUSIP No. 591142203             13D             Page 4 of 7 pages
   -----------------------------------------------------------------


   1.  Name of Reporting Person:
       S.S. of above person:

           George W. Holbrook, Jr.
           ###-##-####

   2.  Check the appropriate box if a member of a group*:  (a) ____  (b)   X


   3.  SEC USE ONLY

   4.  Source of Funds*: WC

   5.  Check box if disclosure of legal proceeding is required
       pursuant to items 2(d) or 2(e):   _____

   6.  Citizenship or place of organization:

           United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   7.  Sole voting power:  4,190

   8.  Shared voting power:  323,470

   9.  Sole dispositive power:  4,190

   10. Shared dispositive power:  323,470

   11. Aggregate amount beneficially owned by each reporting person:  321,860

   12. Check box if the aggregate amount in row (11) excludes
       certain shares*:   _____

   13. Percent of class represented by amount in row (11):  8.04


   14. Type of reporting person*:  IN





   CUSIP No. 591142203             13D             Page 5 of 7 pages
   -----------------------------------------------------------------


   1.  Name of Reporting Person:
       S.S. of above person:

           James R. McGoogan
           ###-##-####

   2.  Check the appropriate box if a member of a group*:  (a) ____  (b)   X


   3.  SEC USE ONLY

   4.  Source of Funds*:  WC

   5.  Check box if disclosure of legal proceeding is required
       pursuant to items 2(d) or 2(e):   _____

   6.  Citizenship or place of organization:   United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   7.  Sole voting power:  500

   8.  Shared voting power:  323,470

   9.  Sole dispositive power:  500

   10. Shared dispositive power:  323,470

   11. Aggregate amount beneficially owned by each reporting person: 317,670

   12. Check box if the aggregate amount in row (11) excludes certain shares*: _____

   13. Percent of class represented by amount in row (11):  7.93

   14. Type of reporting person*: IN





   CUSIP No. 591142203             13D             Page 6 of 7 pages
   -----------------------------------------------------------------


   1.  Name of Reporting Person:
       S.S. of above person:

           Richard V. Traister
           ###-##-####

   2.  Check the appropriate box if a member of a group*: (a) ____  (b)   X

   3.  SEC USE ONLY

   4.  Source of Funds*:  WC

   5.  Check box if disclosure of legal proceeding is required
       pursuant to items 2(d) or 2(e):   _____

   6.  Citizenship or place of organization:  United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   7.  Sole voting power:

   8.  Shared voting power:  317,670

   9.  Sole dispositive power:

   10. Shared dispositive power:  317,670

   11. Aggregate amount beneficially owned by each reporting person:  317,670

   12. Check box if the aggregate amount in row (11) excludes
       certain shares*:   _____

   13. Percent of class represented by amount in row (11):  7.93

   14. Type of reporting person*: IN





   CUSIP No. 591142203             13D             Page 7 of 7 pages

        Bradley Resources Company, a New York general partnership of which George W. Holbrook, Jr., James R. McGoogan and Richard V. Traister are the general partners, hereby files Schedule 13D.

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                 /s/James R. McGoogan, Partner
                              -----------------------------------
                              Bradley Resources Company



                                 /s/George W. Holbrook, Jr.
                              -----------------------------------
                              George W. Holbrook, Jr.



                                 /s/James R. McGoogan
                              -----------------------------------
                              James R. McGoogan



                                 /s/Richard V. Traister
                              -----------------------------------
                              Richard V. Traister